

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 30, 2009

<u>Via U.S. Mail and Facsimile (412-227-2518)</u>

Walter W. Turner
Director and Chief Executive Officer
Koppers, Inc.
436 Seventh Avenue
Pittsburgh, Pennsylvania 15219

      Re: **Koppers, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 20, 2009
              File No. 1-12716

Dear Mr. Turner:

      We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note from disclosure on pages 10 and 24 that you conduct operations in the Middle East. Sudan, Iran and Syria, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us in which countries in the Middle East you conduct operations.

2. In this respect, we note August and September 2004 news articles stating that Outokumpu Technology, a company that Koppers Denmark supplies liquid pitch

to, supplies technology to an Iranian zinc plant run by Iran Zinc Production Co. and also signed a contract with Iranian company Gol-E-Gohar Iron Ore Company for the delivery of a new pelletizing plan in Iran. We also note May 2006 and October 2007 news articles stating that Dubai Aluminum Company Limited, a joint venture partner of your business partner Emirates Aluminum and a party to a contract with Outokumpu which contract utilizes liquid pitch from Koppers Denmark, exports aluminum products to Syria and deploys its Pot Control System at Iran's Al-Mahdi aluminum smelter. Please tell us whether any of your business partners use or sell products or technologies that you supply in Iran, Syria or Sudan.

3. We note disclosure on page 69 that the India Ministry of Commerce and Industry issued a questionnaire about your sales of carbon black into the Indian market. The disclosure also states that the Association of Carbon Black Manufacturers contend that manufacturers in several countries including Iran, have been dumping carbon black into the Indian market and they are seeking the imposition of dumping duties on a retroactive basis. Please clarify for us whether and how the dumping by manufacturers in the listed countries including Iran relates to your operations.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
Assistant Director
Division of Corporation Finance